Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Termination of Merger Agreement

HONG KONG — April 26, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the termination of the previously announced agreement and plan of merger, dated as of November 24, 2023 (the “Merger Agreement”), by and among the Company, TSH Investment Holding Limited (the “Parent”) and TSH Merger Sub Limited (the “Merger Sub”).

On March 29, 2024, the Company delivered to the Parent a notice (the “Closing Notice”) confirming the satisfaction of the closing conditions under the Merger Agreement (other than those conditions that by their nature are to be satisfied by actions taken at the Closing as defined below) and that the Company is ready, willing and able to consummate the closing contemplated under the Merger Agreement (the “Closing”). Since the delivery of the Closing Notice, the Company has been communicating and cooperating with the Parent, Merger Sub and their representatives towards the Closing, but the Parent and Merger Sub have failed to complete the Closing within ten (10) Business Days following the delivery date of the Closing Notice pursuant to Section 8.03(b) of the Merger Agreement.

On April 26, 2024, the Company (acting upon the recommendation of the Special Committee) sent a notice of termination to the Parent and the Merger Sub pursuant to Section 8.03(b) of the Merger Agreement, notifying the Parent and the Merger Sub that the Company is exercising its right to terminate the Merger Agreement pursuant to Section 8.03(b) of the Merger Agreement and demanding the Parent to pay the US$1,800,000 termination fee pursuant to Section 8.06(b) of the Merger Agreement by May 9, 2024. As a result of the termination of the Merger Agreement, the proposed merger will not be completed.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com